UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

PLX Technology, Inc.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

693417107
(CUSIP Number)

Paul J. Solit
Eric Singer
POTOMAC CAPITAL PARTNERS II, L.P.
825 Third Avenue, 33rd Floor
New York, New York 10022

With copies to:

Steve Wolosky, Esq.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,282,212
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,282,212
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,282,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,282,212
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,282,212
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,282,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 128,249
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 128,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,249
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 128,249
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 128,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,249
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 952,083
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 952,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 952,083
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 952,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON PAUL J. SOLIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,362,544
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,362,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,362,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 181,234
	8	SHARED VOTING POWER 3,410,461
	9	SOLE DISPOSITIVE POWER 181,234
	10	SHARED DISPOSITIVE POWER 3,410,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,591,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON MARTIN COLOMBATTO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,7001
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 Includes 13,100 Shares that are held in a trust of which Mr. Colombatto is a trustee and a beneficiary with his wife and 9,500 Shares that are held in trust for the benefit of his child who shares the same household.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON STEPHEN DOMENIK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693417107

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As disclosed in the Reporting Persons’ preliminary proxy statement filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2013, the Reporting Persons had intended to solicit proxies for the election of Eric Singer, Martin Colombatto, Stephen Domenik, Mark Schwartz and Arthur Swift to the board of directors of the Issuer (the “Board”) at the 2013 annual meeting of the stockholders of the Issuer to be held on December 18, 2013 (the “2013 Annual Meeting”).  In connection with the Reporting Persons’ revised preliminary proxy statement filed with the SEC on November 7, 2013, the Reporting Persons are proceeding to seek the election of only Messrs. Singer, Colombatto and Domenik to the Board at the 2013 Annual Meeting.  As such, Messrs. Schwartz and Swift will no longer be members of the Section 13(d) group.  The remaining Reporting Persons will continue filing, as a group, statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of such remaining Reporting Persons is party to the Joint Filing and Solicitation Agreement, as amended, and as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follow:

The aggregate purchase price of the 3,282,212 Shares owned directly by PCP II is approximately $15,157,215, including brokerage commissions.  The Shares owned directly by PCP II were acquired with its working capital.

The aggregate purchase price of the 128,249 Shares owned directly by PCP III is approximately $550,921, including brokerage commissions.  The Shares owned directly by PCP III were acquired with its working capital.

The aggregate purchase price of the 952,083 Shares owned directly by PCP I is approximately $4,049,843, including brokerage commissions.  The Shares owned directly by PCP I were acquired with its working capital.

The aggregate purchase price for the 181,234 Shares owned directly by Mr. Singer is approximately $809,003, including brokerage commissions.  Such Shares were acquired with Mr. Singer’s personal funds.

The aggregate purchase price for the 13,100 Shares held directly by Mr. Colombatto is approximately $54,915, including brokerage commissions.  Such Shares were acquired with Mr. Colombatto’s personal funds.   The aggregate purchase price for the 13,100 Shares that are held in a trust of which Mr. Colombatto is a trustee and a beneficiary with his wife, is approximately $48,209, including brokerage commissions.  Such Shares were acquired with the trust’s working capital.  The aggregate purchase of the 9,500 shares which are held in a trust for the benefit of his child who shares the same household is approximately $40,939, including brokerage commissions.  Such Shares were acquired with the trust’s working capital.

PCP II, PCP III and PCP I each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 28, 2013, the Reporting Persons filed with the SEC a preliminary proxy statement (the “Proxy Statement”) in connection with their solicitation of proxies for the election of director nominees to the Board at the 2013 Annual Meeting.  The Proxy Statement, as amended on October 29, 2013 and on November 7, 2013, discloses the Reporting Persons’ intention to solicit shareholder proxies for the election of three director nominees to the Board.  The Reporting Persons intend to continue to engage in communications with the management, the Board and stockholders of the Issuer regarding the 2013 Annual Meeting and the election of their nominees to the Board.

CUSIP NO. 693417107

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) is hereby amended and restated as follows:

(a)      The aggregate percentage of Shares reported owned by each Reporting Person is based upon 45,716,953 Shares outstanding, which is the total number of Shares outstanding as of November 4, 2013 as reported in the Issuer’s Revised Preliminary Proxy Statement on Schedule 14A filed with the SEC on November 5, 2013.

As of the close of business on November 6, 2013, PCP II beneficially owns 3,282,212 Shares, constituting approximately 7.2% of the Shares outstanding.  By virtue of their relationships with PCP II discussed in further detail in Item 2, each of Potomac Management II and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP II.

As of the close of business on November 6, 2013, PCP III beneficially owns 128,249 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with PCP III discussed in further detail in Item 2, each of Potomac Management III and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP III.

As of the close of business on November 6, 2013, PCP I beneficially owned 952,083 Shares, constituting approximately 2.1% of the Shares outstanding.  By virtue of their relationships with PCP I discussed in further detail in Item 2, each of Potomac Management I and Mr. Solit may be deemed to beneficially own the Shares beneficially owned by PCP I.

As of the close of business on November 6, 2013, Mr. Singer directly owned 181,234 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on November 6, 2013, Mr. Colombatto directly owned 13,100 Shares, may be deemed to beneficially own 13,100 Shares that are held in a trust of which Mr. Colombatto is a trustee and a beneficiary with his wife, and may be deemed to beneficially own 9,500 shares which are held in a trust for his child who shares the same household, which in the aggregate constitute less than 1% of the Shares outstanding.

As a result of certain of the matters described in Item 4 in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The aggregate number of Shares that would be deemed beneficially owned collectively by the Reporting Persons as a group is 4,579,478, which represents approximately 10.0% of the Shares outstanding.

(b)           PCP II, Potomac Management II and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP II.  PCP III, Potomac Management III and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP III.  PCP I, Potomac Management I and Mr. Solit share the power to vote and dispose of the Shares beneficially owned by PCP I.  Mr. Singer has sole voting and dispositive power over the Shares he owns directly.  Mr. Colombatto has sole voting and dispositive power over the Shares he owns directly.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market, except as otherwise noted.

CUSIP NO. 693417107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 7, 2013, the Reporting Persons entered into Amendment No. 1 to the Joint Filing and Solicitation Agreement.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Amendment No. 1 to the Joint Filing and Solicitation Agreement

CUSIP NO. 693417107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2013	POTOMAC CAPITAL PARTNERS II, L.P.

	By:	Potomac Capital Management II, L.L.C.
General Partner

	By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS III, L.P.

By:	Potomac Capital Management III, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT III, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS L.P.

By:	Potomac Capital Management, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

CUSIP NO. 693417107

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

/s/ Paul J. Solit
PAUL J. SOLIT Individually and as Attorney-In-Fact for Martin Colombatto and Steve Domenik

/s/ Eric Singer
ERIC SINGER

CUSIP NO. 693417107

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

POTOMAC CAPITAL PARTNERS II, L.P.
18,300	5.6346	09/09/2013
30,000	5.7500	09/10/2013
20,000	5.8500	09/13/2013
50,000	5.8983	09/16/2013
5,000	5.7590	09/18/2013
50,000	5.8971	10/24/2013
12,500	5.9500	10/29/2013
25,994	5.9974	10/29/2013
4,800	6.0200	10/31/2013
63,600	6.1758	11/06/2013

POTOMAC CAPITAL MANAGEMENT II, L.L.C.
None

POTOMAC CAPITAL PARTNERS III, L.P.
2,500	6.0496	10/18/2013
10,000	6.0767	10/21/2013

POTOMAC CAPITAL MANAGEMENT III, L.L.C.
None

POTOMAC CAPITAL PARTNERS L.P.
None

POTOMAC CAPITAL MANAGEMENT, L.L.C.
None

PAUL J. SOLIT
None

ERIC SINGER
None

MARTIN COLOMBATTO
2,6001	5.75002	10/22/2013
2,600	5.75002	10/22/2013

STEPHEN DOMENIK
None

1 Represents Shares held in trust for the benefit of Mr. Colombatto’s child who shares the same household.
2 Represents the weighted average purchase price for these Shares.  The Reporting Person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price.  The range of purchase prices was $5.7000 to $5.8000 per Share.